GLOBAL ENVIRONMENTAL ENERGY CORP.
P.O. BOX CB-13277
CABLE BEACH, NASSAU, BAHAMAS

VIA FEDERAL EXPRESS

January 22, 2008

Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561

Re:    Global Environmental Energy Corp. (Bahamas)
Form 20-F for Fiscal Year Ended May 31, 2006
Filed December 13, 2006
File No. 0-32861

Ladies and Gentlemen:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated April 19, 2007 to Global Environmental Energy Corp. (the “Company”). The responses below correspond to the numbered comments contained in the Comment Letter. With this letter, and as authorized by the Staff, we are providing a paper copy of a proposed amendment (the “Amendment”) to the referenced filing under cover of Form 20-F/A. Upon your advice with respect thereto, we will file the Amendment on the Edgar System. Please note that on January 16, 2008, we filed with the Commission our Annual Report on Form 20-F for the year ended May 31, 2007. References in this letter to “we”, “our”, or “us” refer to the Company.

Form 20-F for the Fiscal Year Ended May 31, 2006

General

1.
We note that you believe you are a foreign private issuer. Please provide us with a detailed analysis of how you determined you met the conditions of Rule 405 of Regulation C to file as a foreign private issuer and tell us when this determination was made.

We have determined that we are a foreign, private issuer insofar that (1) more than fifty percent of the outstanding voting securities are owned by non-residents of the United States, and (2) all of the executive officers and directors are not United States citizens or residents; (ii) a majority of our assets are located outside of the United States; and (iii) our business is administered principally outside of the United States. Please be advised that this determination was made in 2005.

2.
Please revise your filing to conform to the guidelines prescribed by Form 20-F. Revise your cover page to include all information required by this form. In this regard, note that your cover page improperly references Item 405 of Regulation S-B and Form 10-KSB.

The filing has been revised to conform to Form 20-F. The cover page, as well as the information required by Form 20-F has now been provided under the appropriate captions.

3.
Please revise your filing to provide the disclosures required under Item 15 of Form 20-F to state the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Item 15 has been revised to state the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

Exhibit 12, page 29

4.
We note the certifications you provide are inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, please revise the language of paragraphs 2, 3, 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b) of the certifications. Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm. In this regard, note that the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal over financial reporting for the company and paragraph 4(b) may be omitted until such time that you are required to include management’s internal control report in your annual report. You may wish to take this into consideration when addressing this comment. Refer to Release No. 33-8238, Item III.E., entitled Discussion of Amendments Related to Certifications, Transition Period, at http://www.sec.gov/rules/final/33-8238.htm#iiie.

The revised certifications have been appropriately provided.

Financial Statements

5.
It appears from your discussion of significant accounting policies that your financial statements reflect your financial results and those of your wholly owned subsidiaries. Accordingly, please revise the titles of your financial statements to identify them as consolidated.

The title of the financial statements have been revised to indicate that such financial statements are consolidated.

6.
We note that the statements beginning at page F-4 of your filing present your financial results for each of the years in the two-year period ended May 31, 2006. Please note that you are required under Item 8.A.4 of Form 20-F to include audited comparative financial statements that cover the latest three financial years. Please revise your filing to include audited financial statements for the latest three financial years and request your auditors to modify their report accordingly. Please also expand your Management’s Discussion and Analysis disclosure to cover all periods included in your financial statements and provide all selected financial data required under Item 3.A of Form 20-F.

The filing has been revised to include audited comparative financial statements that cover the three year period. Management’s Discussion and Analysis has also been revised accordingly as well as the selected financial data.

7.
We note from your disclosure at page 12 that you are in the development stage of your business. Accordingly, please revise your financial statements to satisfy the requirements under paragraphs 11 and 12 of SFAS 7.

We indicated on page 12 that the Company was in the development stage which was in error. The filing has been revised accordingly.

8.	Please revise your financial statements to comply with the reporting requirements of SOP 90-7. Specifically, please make the following revisions:

•
Revise your balance sheet to distinguish prepetition liabilities subject to compromise from those that are not (such as fully secured liabilities that are expected not to be compromised) and postpetition liabilities;

•
Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business should be reported separately as reorganization items in your statements of operations;

•
Interest expense should be reported only to the extent that it will be paid during the proceeding or that it is probable that it will be an allowed priority, secured, or unsecured claim. The extent to which reported interest expense differs from stated contractual interest should be disclosed;

•
Reorganization items should be disclosed separately within the operating, investing, and financial categories of the statement of cash flows. If the indirect method is used, details of operating cash receipts and payments resulting from the reorganization should be disclosed in a supplementary schedule or in the notes to the financial statements; and

•
Since your consolidated financial statements include an entity in reorganization proceedings and one or more entities not in reorganization proceedings, you should include separate condensed financial statements of the entity in reorganization proceedings.

The financial statements have been revised to comply with the reporting requirements of SOP 90-7.

9.
It appears that the May 31, 2006 ending balances of additional paid-in capital and accumulated deficit presented in your statements of changes in stockholders’ (deficit) at page F-7 should be revised to agree to the corresponding amounts on the face of your balance sheet at page F-4.

The May 31, 2006 ending balances of additional paid-in capital and accumulated deficit presented in the statements of changes in stockholders’ (deficit) have been revised to agree to the corresponding amounts on the face of the balance sheet.

We appreciate your cooperation and attention to this matter. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned or to the attention of David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at 973-443-0600 or by fax at 973-443-0609.

Sincerely yours,

GLOBAL ENVIRONMENTAL ENERGY CORP.

Dr. Christopher A. McCormack
Chairman and Chief Executive Officer

cc: David M. Kaye, Esq.